Exhibit 99.1

FINANCIAL STATEMENTS OF CAH OPERATING PARTNERSHIP, L.P.

TABLE OF CONTENTS

Page
Report of Independent Auditors	1
Consolidated Balance Sheets at December 31, 2014 and 2013	2
Consolidated Statements of Operations for the years ended December 31, 2014 and 2013, and the period from July 30, 2012 (inception) through December 31, 2012	3
Consolidated Statements of Comprehensive Income for the years ended December 31, 2014 and 2013, and the period from July 30, 2012 (inception) through December 31, 2012	4
Consolidated Statements of Capital for the years ended December 31, 2014 and 2013, and the period from July 30, 2012 (inception) through December 31, 2012	5
Consolidated Statements of Cash Flows for the year ended December 31, 2014 and 2013, and the period from July 30, 2012 (inception) through December 31, 2012	6
Notes to the Consolidated Financial Statements	8

Report of Independent Auditors

To the Partners of

CAH Operating Partnership, L.P. and Subsidiaries

We have audited the accompanying consolidated financial statements of CAH Operating Partnership, L.P. and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2014 and 2013 and the related consolidated statements of operations, comprehensive income, capital, and cash flows for the years ended December 31, 2014 and 2013, and for the period from July 30, 2012 (inception) through December 31, 2012, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CAH Operating Partnership, L.P. and Subsidiaries at December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for the years ended December 31, 2014 and 2013, and for the period from July 30, 2012 (inception) through December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Los Angeles, California
March 31, 2015

CAH Operating Partnership, L.P. and Subsidiaries

Consolidated Balance Sheets

(In thousands)

	December 31,
	2014	2013
ASSETS
Investments in real estate:
Land and land improvements	$736,356	$567,694
Buildings and building improvements	2,517,878	1,751,144
Furniture, fixtures and equipment	55,623	34,633

	3,309,857	2,353,471
Accumulated depreciation	(110,305)	(34,655)

	3,199,552	2,318,816
Real estate held for sale, net	30,838	76,840
Cash and cash equivalents	247,542	181,502
Purchase and escrow deposits	2,881	26,123
Investments in unconsolidated joint ventures	40,579	36,219
Related party receivable	274	573
Loans receivable, net	266,939	3,539
Other assets, net	121,557	67,966

Total assets	$3,910,162	$2,711,578

LIABILITIES AND CAPITAL
Liabilities
Accounts payable and accrued expenses	$25,733	$18,664
Tenant prepaid rent and security deposits	27,107	15,284
Related party payable	1,096	2,456
Secured credit facility	700,540	499,998
Mortgage loans, net	1,062,197	—
Secured financing facility	55,465	—
Other liabilities	22,054	21,401

Total liabilities	1,894,192	557,803

Commitments and contigencies (Note 14)
Capital
Partners’ capital	2,015,845	2,153,650
Noncontrolling interest	125	125

Total capital	2,015,970	2,153,775

Total liabilities and capital	$3,910,162	$2,711,578

The accompanying notes are an integral part of these financial statements.

CAH Operating Partnership, L.P. and Subsidiaries

Consolidated Statements of Operations

(In thousands)

	Year Ended December 31,		Period from July 30, 2012 (inception) to December 31, 2012
	2014	2013
REVENUE
Rental income	$195,303	$77,870	$7,511
Interest income	4,060	41	—
Other income	14,124	4,369	304

Total revenue	213,487	82,280	7,815

EXPENSES
Property operating expenses	61,529	24,155	2,395
Real estate taxes and insurance	40,479	17,896	2,303
Property management expenses	14,817	5,241	2,864
Loan operating expenses	1,670	—	—
Acquisition costs	961	1,034	981
Interest expense	38,345	237	42
Depreciation and amortization	87,196	36,449	2,448
Impairment of assets held for sale	7,025	737	—
General and administrative	43,905	41,323	9,984

Total expenses	295,927	127,072	21,017

Net gain on sales of real estate	5,282	1,285	—
Equity in income from unconsolidated joint ventures	305	501	(26)
Loss on disposition of unconsolidated joint venture	—	(3,527)	—
Other loss, net	(4,296)	(526)	—

Loss before income taxes	(81,149)	(47,059)	(13,228)
Income tax (benefit) expense	(695)	681	—

Net loss	(80,454)	(47,740)	(13,228)
Net income (loss) attributable to noncontrolling interests	16	16	(192)

Net loss attributable to CAH Operating Partnership, L.P.	$(80,470)	$(47,756)	$(13,036)

The accompanying notes are an integral part of these financial statements.

CAH Operating Partnership, L.P. and Subsidiaries

Consolidated Statements of Comprehensive Income

(In thousands)

	Year Ended December 31,		Period from July 30, 2012 (inception) to December 31, 2012
	2014	2013
Net loss	$(80,454)	$(47,740)	$(13,228)
Other comprehensive loss (income):
Net change in fair value of cash flow hedge	(1,909)	—	—
Unrealized gain on available-for-sale securities	315	—	—

Other comprehensive (loss) income	(1,594)	—	—

Comprehensive loss	(82,048)	(47,740)	(13,228)
Comprehensive income (loss) attributable to noncontrolling interests	16	16	(192)

Comprehensive loss attributable to CAH Operating Partnership, L.P.	$(82,064)	$(47,756)	$(13,036)

The accompanying notes are an integral part of these financial statements.

CAH Operating Partnership, L.P. and Subsidiaries

Consolidated Statements of Capital

(In thousands)

	General Partner & Limited Partner	Associate General Partner	Limited Partners	Special Limited Partner	Noncontrolling Interest	Total Capital
Balances at July 30, 2012 (inception)	$—	$—	$—	$—	$—	$—
Cash contributions	298,507	105,000	5,000	2,000	—	410,507
Noncash contributions	—	148,822	99,214	—	192	248,228
Distributions	—	—	(5,000)	—	—	(5,000)
Offering costs	(1,017)	—	—	—	—	(1,017)
Net loss	(2,352)	(1,476)	(9,192)	(16)	(192)	(13,228)

Balances at December 31, 2012	295,138	252,346	90,022	1,984	—	639,490

Cash contributions	1,192,761	295,000	—	118,600	—	1,606,361
Distributions	(455)	(8,481)	(2,150)	(686)	—	(11,772)
Contributions from noncontrolling interest	—	—	—	—	125	125
Distributions to noncontrolling interest	—	—	—	—	(16)	(16)
Offering costs	(21,576)	(7,914)	(1,430)	(1,753)	—	(32,673)
Net (loss) income	(19,291)	(7,100)	(19,877)	(1,488)	16	(47,740)

Balances at December 31, 2013	1,446,577	523,851	66,565	116,657	125	2,153,775

Distributions	(8,562)	(19,493)	(23,879)	(3,807)	—	(55,741)
Distributions to noncontrolling interest	—	—	—	—	(16)	(16)
Net (loss) income	(43,776)	(16,181)	(16,987)	(3,526)	16	(80,454)
Other comprehensive loss	(998)	(372)	(145)	(79)	—	(1,594)
Transfer of ownership (see Note 4)	—	—	109,245	(109,245)	—	—
Issuance of operating units (see Note 10)	34,758	20,795	152,697	—	—	208,250
Deemed distribution (see Note 10)	(34,758)	(20,795)	(152,697)	—	—	(208,250)

Balances at December 31, 2014	$1,393,241	$487,805	$134,799	$—	$125	$2,015,970

The accompanying notes are an integral part of these financial statements.

CAH Operating Partnership, L.P. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,		Period from July 30, 2012 (inception) to December 31, 2012
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(80,454)	$(47,740)	$(13,228)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	87,196	36,449	2,448
Amortization of net origination fees	(47)	—	—
Amortization of mortgage loan discount	645	—	—
Amortization of deferred financing costs	10,625	173	—
Equity in income of unconsolidated joint ventures	(305)	(501)	26
Distributions from unconsolidated joint ventures	—	93	—
Loss on disposition of unconsolidated joint venture	—	3,527	—
Imputed interest on notes payable	—	62	42
Bad debt expense	6,881	5,303	208
Net gain on sale of real estate	(5,282)	(1,285)	—
Gain on sales of marketable securities	(1,067)	—	—
Unrealized losses from derivative instruments	1,826	482	—
Impairment of assets held for sale	7,025	737	—
Changes in operating assets and liabilities:
Increase in accounts receivable	(14,491)	(7,485)	(1,195)
Decrease (increase) in related party receivable	299	845	(1,665)
Increase in other assets	(5,250)	(4,159)	(4,741)
Increase in accounts payable and accrued expenses	6,454	12,799	5,865
Increase in tenant security deposits and prepaid rent	20,580	4,522	2,717
(Decrease) increase in related party payable	(1,360)	(2,009)	6,260
Increase in borrower deposits	317	—	—
Increase in other liabilities	5,085	15	21

Net cash provided by (used in) operating activities	38,677	1,828	(3,242)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of real estate assets	(803,686)	(1,648,069)	(279,026)
Improvements and capital expenditures	(151,656)	(233,898)	(17,098)
Proceeds from sales of real estate	67,848	15,667	—
Investment in unconsolidated joint ventures	(8,041)	(940)	(38,013)
Investments in marketable securities	(19,499)	—	—
Proceeds from sales of marketable securities	16,424	—	—
Distribution from unconsolidated joint ventures	3,986	73	—
Investment in purchased loans receivable	(53,203)	(3,545)	—
Repayments of principal on loans receivable	19,918	6	—
Net disbursements on originated loans	(236,914)	—	—
Payment of leasing costs	(9,863)	(7,310)	—
Purchase and escrow deposits	—	—	(43,524)

Net cash used in investing activities	(1,174,686)	(1,878,016)	(377,661)

CASH FLOWS FROM FINANCING ACTIVITIES
Line of credit borrowings	809,277	499,998	—
Line of credit repayments	(608,735)	—	—
Mortgage loan borrowings, net	1,064,580	—	—
Mortgage loan repayments	(3,028)	—	—
Secured financing borrowings	55,465	—	—
Payment of deferred financing costs	(40,053)	(16,852)	—
Deposits of escrow reserves for credit facility, net	(218)	(30,386)	—
Deposits of escrow reserves for mortgage loans	(14,734)	—	—
Contributions from partners	—	1,606,361	408,457
Distributions to partners	(55,741)	(11,772)	(5,000)
Issuance of preferred shares	—	125	—
Dividends paid to preferred shareholders	(16)	(16)	—
Payment of offering costs	(4,748)	(11,305)	(1,017)

Net cash provided by financing activities	1,202,049	2,036,153	402,440

Net increase in cash	66,040	159,965	21,537
Cash at beginning of period	181,502	21,537	—

Cash at end of period	$247,542	$181,502	$21,537

The accompanying notes are an integral part of these financial statements.

CAH Operating Partnership, L.P. and Subsidiaries

Consolidated Statements of Cash Flows (continued)

(In thousands)

	Year Ended December 31,		Period from July 30, 2012 (inception) to December 31, 2012
	2014	2013
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest, net of amounts capitalized	$27,537	$369	$—

Cash paid for income taxes	$2,448	$176	$—

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Discount on mortgage loan borrowings	$4,676	$—	$—

Noncash deemed distribution to General Partner, Associate General Partner, and Limited Partners	$208,250	$—	$—

Repayment of principal on loans receivable held by servicer and included in accounts receivable	$6,846	$—	$—

Accrued deferred financing costs	$616	$—	$—

Accrued offering costs	$—	$21,368	$—

Issuance of note payable in exchange for joint venture interest, net of discount	$—	$—	$2,254

Write-off of investment in joint venture interest	$—	$5,385	$—

Write-off of note payable	$—	$1,858	$—

Noncash contribution of investments in real estate	$—	$—	$248,228

Elimination of equity in loss from unconsolidated joint venture	$—	$—	$88

The accompanying notes are an integral part of these financial statements.

CAH Operating Partnership, L.P. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014

1. Organization and operations

CAH Operating Partnership, L.P. (“CAH OP” or the “Partnership”), formerly CSFR Operating Partnership, L.P., was organized on July 31, 2012 as a Delaware limited partnership and successor to ColFin American Investors, LLC (“CAI” or the “Predecessor”). CAI was organized on March 13, 2012 as a Delaware limited liability company for the purpose of acquiring, renovating, leasing and managing a portfolio of single-family residential properties in select metropolitan markets across the United States. CAI initially received capital commitments of $250 million from two investment vehicles (the “CAI Investors”) sponsored and managed by Colony Capital, LLC (“Colony Capital”). As discussed below, the Partnership acquired CAI in a series of transactions that occurred during the period from July 31, 2012 through October 5, 2012.

The Partnership acquires properties through various sources, including portfolio purchases, foreclosure auctions, single asset purchases, and joint venture investments. The Partnership intends to hold the properties for investment and rent them for income. As of December 31, 2014, the Partnership owned a portfolio of 17,695 properties (including 17,728 housing units) in 33 markets. The Partnership also owned equity interests in 900 properties (including 998 housing units) through its investment in an unconsolidated joint venture with the Federal National Mortgage Association (“Fannie Mae”). All property acquisitions have been financed through a combination of capital contributions and funds received from the Partnership’s revolving line of credit (see Note 9).

In November 2013, Colony American Finance, LLC (“CAF”), a wholly owned subsidiary of the Partnership, and its subsidiaries, began originating loans to single-family residential buy-to-rent property investors seeking financing. In August 2014, the Partnership formed Colony American Finance REIT, Inc. (“CAF REIT”), a wholly owned subsidiary of the Partnership, to operate as a separate lending platform which originates and acquires loans to residential property investors. CAF is a wholly owned subsidiary of CAF REIT.

Colony American Homes, Inc. (“CAH” or the “General Partner”), formerly Colony Single-Family Residential, Inc., was organized on July 5, 2012 as a Maryland corporation.

In conjunction with the formation of CAH, the CAI Investors agreed to exchange their interests in CAI for partnership interests in the Partnership, and agreed that such exchanges would occur as capital was received from CAI Investors and other investors in the Partnership. In its first closing, the Partnership received approximately $512.8 million of equity capital commitments (including amounts committed by the CAI Investors). From the period from July 31, 2012 through August 31, 2012, the Partnership held a minority ownership interest in CAI and accounted for its investment using the equity method. For the period from September 1, 2012 through October 4, 2012, the Partnership held a majority ownership interest in and consolidated CAI, with the ownership interest held by the CAI Investors reflected as noncontrolling interests in the accompanying consolidated financial statements. On October 5, 2012, all ownership interest from the first closing was contributed, and the Partnership acquired the remaining ownership interest in CAI from the CAI Investors. Accordingly, subsequent to October 5, 2012, CAI is wholly-owned by the Partnership.

To date, the Partnership has received, through private placements and contributions from CAH and the CAI Investors, total equity commitments aggregating approximately $2.3 billion and all such commitments have been funded. The Partnership has used the net proceeds from such private placements to fund acquisitions of single-family residential assets in selected markets across the United States.

CAH serves as the general partner of, and also holds common limited partnership interest, or Series A and B Operating Partnership units (“OP units”), in the Partnership. As the general partner of the Partnership, CAH has full, exclusive and complete responsibility and discretion in the management and control of the Partnership, including the ability to cause the Partnership to enter into certain transactions, including acquisitions, dispositions and refinancings; provided, however, that the approval of the holder of AGP and AGP-2 units (the “Associate General Partner”), is required for certain actions, including a sale of the Partnership’s assets to the extent it involves greater than 10% of the Partnership’s aggregate assets.

In general, the Partnership is under no obligation to give priority to the separate interests of the limited partners in deciding whether to cause the Partnership to take or decline to take any actions. The General Partner’s consent is required for any amendment to the Partnership agreement. Additionally, in general, the partnership agreement may not be amended without first obtaining the consent of limited partners holding at least 50% of the ownership interests of all partners, subject to certain exclusion as provided by the partnership agreement.

Limited partners generally have no voting or consent rights, except as set forth above and for certain amendments to the partnership agreement. Amendments to the partnership agreement that would adversely affect the rights of the limited partners in any material respect must be approved by limited partners holding a majority of the OP units in the Partnership and, if such amendments would modify certain provisions of the partnership agreement relating to distributions, allocations, and redemptions, among others, the consent of a majority in interest of the partnership units held by limited partners is required if such an amendment would disproportionately affect such limited partners.

The limited partners may not remove the General Partner with or without cause without the General Partner’s consent.

CAH Manager, LLC, (the “Manager”), a majority-owned indirect subsidiary of Colony Capital, was organized on July 30, 2012, as a Delaware limited liability company for the purpose of providing management and advisory services to the Partnership. From July 30, 2012 (inception) through November 3, 2014, the Partnership was managed and advised by the Manager pursuant to a management agreement between the Manager and the General Partner. Pursuant to an agreement among CAH, Colony Capital and the Partnership entered on November 4, 2014, the Partnership acquired all of the membership interests in the Manager from its owners in exchange for 5,487,169 Series X OP Units in the Partnership (the “Management Internalization”). In connection with the Management Internalization, the Partnership’s Class A Special Units were recapitalized into 10,974,337 Series X OP Units. Prior to its acquisition by the Partnership, the Manager provided all management and advisory functions for the Partnership, such as marketing, leasing and management of the Partnership’s single-family rental homes, including collecting rents and interacting with tenants, as well as directing and overseeing the acquisition and renovations of single-family rental homes and all strategic and corporate initiatives for the Partnership in exchange for management fees. In addition to those fees, the Partnership reimbursed certain direct expenses of the Manager related to administrative, financial, property management, marketing and leasing functions. Under the terms of the agreement, all administrative, financial, property management, marketing and leasing personnel, including executive management, became employees of the Partnership. The Management Internalization was accounted for as a reorganization of entities under common control and the financial statements of the Partnership and the Manager have been combined for all periods presented (see Note 2).

2. Basis of presentation and significant accounting policies

Basis of presentation and change in reporting entity

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The accompanying consolidated financial statements include the accounts of the Partnership and its majority-owned and controlled subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation and combination.

Since the Partnership and the Manager were under common control of Colony Capital prior to the Management Internalization, the acquisition of the Manager was accounted for as a reorganization of entities under common control. Accordingly, the Partnership has retrospectively adjusted the historical financial statements for all periods presented to reflect the change in reporting entity, as if the Management Internalization had occurred on July 30, 2012, the date the Partnership commenced operations. All significant intercompany transactions and balances have been eliminated in consolidation and combination. The effect of the change in reporting entity on the Partnership’s consolidated results of operations previously reported is as follows:

	Year Ended December 31,		Period from July 30, 2012 (inception) to December 31, 2012
(In thousands)	2014	2013
Net loss, prior to adjustments	$(67,106)	$(29,203)	$(4,747)
Management internalization adjustments	(13,348)	(18,537)	(8,481)

Net loss, as adjusted	$(80,454)	$(47,740)	$(13,228)

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that may affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and revenues and expenses. The Partnership’s estimates are inherently subjective in nature and actual results could differ from its estimates.

Unaudited financial information

Certain information used to describe the real estate portfolio included in the Partnership’s financial statements, including total housing units and number of markets, are unaudited and outside the scope of our independent auditors’ audit of our consolidated financial statements in accordance with auditing standards generally accepted in the United States.

Reclassifications

Certain line items in prior period financial statements have been reclassified to conform to the current period groupings.

Summary of significant accounting policies

Principles of consolidation

The Partnership consolidates entities in which it retains a controlling financial interest or entities that meet the definition of a variable interest entity (“VIE”) for which the Partnership is deemed to be the primary beneficiary. In performing its analysis of whether it is the primary beneficiary, at initial investment and at each quarterly reporting period, the Partnership considers whether it individually has the power to direct the activities of the VIE that most significantly affect the entity’s performance and also has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The determination of whether an entity is a VIE, and whether the Partnership is the primary beneficiary, involves significant judgments, including the determination of which activities most significantly affect the entities’ performance, estimates about the current and future fair values and performance of assets held by the VIE and/or general market conditions.

From July 30, 2012 through November 3, 2014, the Manager was the managing member of Colony SFR Holdings, LLC (“SFR Holdings”), an entity formed by certain investment funds and other managed investment vehicles sponsored by Colony Capital to hold partnership interests in the Partnership. Due to the disproportionality between the economic and voting interests of the investors, who were members of a related party group, SFR Holdings was deemed to be a VIE. However, another investor in SFR Holdings was deemed to be the member most closely associated with, and therefore the primary beneficiary of, the VIE.

The Partnership accounts for its investments in joint ventures in which it does not hold a controlling financial interest but has significant influence over operating and financial policies using the equity method. Under the equity method, the Partnership initially records its investments at cost and adjusts for the Partnership’s proportionate share of net earnings or losses and other comprehensive income or loss, cash contributions made and distributions received, and other adjustments, as appropriate. Distributions of operating profit from the joint ventures are reported as part of operating cash flows while distributions related to a capital transaction, such as a refinancing transaction or sale, are reported as investing activities. The Partnership performs a periodic evaluation of its investments to determine whether the fair value of each investment is less than the carrying value, and, if so, whether such decrease in value is deemed to be other-than-temporary. There were no impairment losses recognized by the Partnership related to its investment during the years ended December 31, 2014 and 2013, or the period from July 30, 2012 (inception) through December 31, 2012.

Investments in real estate

The Partnership evaluates each purchase transaction to determine whether the acquired assets meet the definition of a business within the scope of Accounting Standards Codification (“ASC”) 805, Business Combinations. Property acquired with an existing lease is recorded as a business combination. For property acquisitions accounted for as business combinations, the land, building and improvements and the existing lease are recorded at fair value at the date of acquisition, with acquisition costs expensed as incurred. Property acquired not subject to an existing lease is accounted for as an asset acquisition, with the property recorded at the purchase price, including acquisition costs, allocated between land and building and improvements based upon their relative fair values at the date of acquisition. Transaction costs related to acquisitions that are not deemed to be businesses are included in the cost basis of the acquired assets.

Fair value is determined based on ASC 820, Fair Value Measurements and Disclosures, primarily based on unobservable data inputs. In making estimates of fair values for purposes of allocating purchase price, the Partnership utilizes various valuation studies, its own market knowledge, and published market data to estimate fair value of the assets acquired. The fair value of acquired in-place leases is determined based on the estimated cost to replace such leases, including foregone rents during an assumed re-lease period, as well as the impact on projected cash flow of acquired leases with rents above or below current market rents.

The nature of the Partnership’s business requires that in certain circumstances properties are acquired subject to existing liens. Liens that are expected to be extinguished in cash are estimated and accrued on the date of acquisition and recorded as a cost of the property.

Expenditures incurred to prepare the acquired properties to be rented that improve or extend the life of the asset, including construction overhead and other allocated direct costs, along with related holding costs during the renovation period are capitalized and depreciated over their estimated useful life. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred.

Investments in equity securities

The Partnership designates equity securities as held-to-maturity, available-for-sale, or trading depending upon its intent at the time of acquisition. The Partnership’s investments in equity securities are designated as available-for-sale and are presented at fair value. Unrealized gains or losses are included as a component of other comprehensive income or loss.

Depreciation

Depreciation on building, fixtures, improvements, and appliances is computed on a straight-line basis over the estimated useful lives of the assets, which generally range between 15 to 30 years for buildings, improvements and land improvements, 5 to 15 years for fixtures, equipment and appliances, and 3 years for software and computing systems.

Capitalized interest

The Partnership capitalizes interest for properties undergoing renovation activities. Capitalized interest associated with the Partnership’s renovation activities totaled $11.0 million and $6.6 million for the years ended December 31, 2014 and 2013, respectively.

Real estate impairment

The Partnership evaluates its long-lived assets for impairment periodically or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Partnership evaluates cash flows and determines impairments on a per-unit basis, which is generally a single home but may include a single property with multiple housing units. In making this determination, the Partnership reviews, among other things, current and estimated future rental revenues associated with each home or property, market information for each sub-market, including competition levels, foreclosure levels, leasing trends, lease rates, and the market prices of similar homes currently being offered for sale; and known or probable events indicating that the carrying value may not be recoverable. If an impairment indicator exists, the Partnership compares the expected future undiscounted cash flows against the carrying amount of an asset. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the asset, the Partnership records an impairment loss for the difference between the estimated fair value and the carrying amount of the asset. Since impairment of assets classified as held for use in the Partnership’s operations is evaluated on the basis of undiscounted cash flows, the carrying values of certain homes may exceed their fair values but no impairment loss is recognized as long as the carrying values are recoverable from future cash flows. However, if homes classified as held for use were subsequently classified as held for sale, they would be required to be measured at fair value less costs to sell, and the resulting impairment losses could be material. Except for impairments of assets classified as held for sale, no impairment losses were recorded during the years ended December 31, 2014 and 2013 or for the period from July 30, 2012 (inception) through December 31, 2012.

Assets held for sale

The Partnership evaluates its long-lived assets on a regular basis to ensure the individual properties still meet its investment criteria. If the Partnership has determined that an individual property no longer meets its investment criteria, a decision is made to dispose of the property. The property is then marketed for sale and classified as held for sale in the consolidated financial statements. The properties that are classified as held-for-sale are reported at the lower of their carrying value or their fair value less estimated costs to sell and are no longer depreciated.

Leasing costs

Direct and incremental costs incurred to lease the properties are deferred and amortized over the term of the lease, usually one year. Amortization of leasing costs is included in depreciation and amortization.

Cash and cash equivalents

The Partnership considers all demand deposits, money market accounts and investments in certificates of deposit purchased with a maturity of three months or less at the date of purchase to be cash equivalents. The Partnership maintains its cash and cash equivalents and escrow deposits at financial institutions. The combined account balances at one or more institutions typically exceed the Federal Depository Insurance Corporation (“FDIC”) insurance coverage, and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The Partnership believes that the risk is not significant, as the Partnership does not anticipate the financial institutions’ non-performance.

Purchase and escrow deposits

Escrow deposits include refundable cash on deposit for property purchases and earnest money deposits with certain third party property managers.

Rental income

Rental income attributable to residential leases is recorded on a straight-line basis. Leases entered into between residents and the Partnership for the rental of property units are generally for a term of one year or less, and renewable upon consent of both parties on an annual or monthly basis.

The Partnership periodically evaluates the collectability of its tenant and other receivables and maintains an allowance for doubtful accounts believed adequate to absorb potential credit losses. The provision for doubtful accounts is included with other property operating costs on the accompanying consolidated statements of operations.

Other income

The Partnership receives fees and other reimbursements, or “tenant charge-backs”, from its tenants, which are primarily designed to recover costs for certain items, such as utilities, damages and maintenance. For the years ended December 31, 2014 and 2013, and the period from July 30, 2012 (inception) through December 31, 2012, the Partnership received fees and tenant charge-backs of approximately $9.5 million, $2.5 million, and $0.2 million, respectively.

During the year-ended December 31, 2014, the Partnership invested in available-for-sale marketable securities for which it earned investment income of $1.1 million. In addition, the Partnership also earns management fee as the managing member of the joint venture with Fannie Mae (see Note 6).

Sales of real estate

The Partnership recognizes revenue from sales of real estate when the sale has occurred, title has passed, possession and other attributes of ownership have been transferred to the buyer, and the Partnership is not obligated to perform significant additional activities after closing and delivery. If the buyer has provided sufficient initial and continuing investment, and all other revenue recognition criteria have been met, revenue is recognized using the full accrual method on the date of closing.

Interest income

Interest income on loans is accrued based on the outstanding principal amount and contractual terms of the instrument. Origination fees and costs are capitalized in accordance with ASC 310-20, Nonrefundable Fees and Other Costs, and amortized into income using the effective interest method, through the expected maturity date of the loans.

The Partnership outsources the servicing of loans to third parties (the “Servicers”). Servicers collect interest income and loan payoffs from borrowers and then remit payments to the Partnership per the contractual terms of the servicing agreements.

Fair value measurement

The Partnership determines the estimated fair value of financial assets and liabilities using the three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The three levels of inputs that may be used to measure fair value, as defined in ASC 820, are as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Prices are determined using other significant observable inputs. Observable inputs are inputs that other market participants would use in pricing a security. These may include quoted prices for similar securities, interest rates, prepayment speeds, credit risk and others.

Level 3—Prices are determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period), unobservable inputs may be used.

The Partnership records certain financial instruments at fair value on a recurring basis when required by GAAP. Certain real estate assets are measured at fair value on a non-recurring basis. The Partnership has not elected the fair value option for any other financial instruments, which are carried at cost with fair value disclosed where reasonably estimable (see Note 11).

Derivatives and hedging

The Partnership has entered into derivative financial instruments to manage its exposure to interest rate movements impacting interest expense on its borrowings and the fair value of its loan portfolio. Interest rate contracts that qualify as cash flow hedges are accounted for in accordance with ASC 815, Derivatives and Hedging. The fair value of the derivative financial instruments is included in other assets, net or other liabilities, as appropriate. To the extent they are effective, fair value adjustments on derivative instruments designated as hedges are reported as other comprehensive income and included in stockholders’ equity until the hedged item is realized. Ineffective portions, if any, are included in earnings. The Partnership does not enter into derivative transactions for speculative or trading purposes.

Income taxes

CAH Subsidiary REIT, Inc. (“CAH Sub-REIT”), a wholly owned subsidiary of the Partnership, elected to be taxed as a real estate investment trust (“REIT”), commencing with its initial taxable year ended December 31, 2012. A REIT is generally not subject to corporate level federal and state income tax on net income it distributes to its stockholders. To qualify as a REIT, CAH Sub-REIT must meet a number of organizational and operational requirements, including a requirement to distribute at least 90% of its REIT taxable income to its stockholders. If CAH Sub-REIT fails to qualify as a REIT in any taxable year, it will be subject to federal and state income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if CAH Sub-REIT qualifies for taxation as a REIT, it and its subsidiaries may be subject to certain federal, state, local and foreign taxes on its income and property and to federal income and excise taxes on its undistributed taxable income.

CAH Sub-REIT has elected or may elect to treat certain of its existing or newly created subsidiaries as taxable REIT subsidiaries (each a “TRS”). In general, a TRS of a REIT may perform non-customary services for tenants of the REIT, hold assets that the REIT cannot hold directly and, subject to certain exceptions related to hotels and healthcare properties, may engage in any real estate or non-real estate related business. A TRS is treated as a regular corporation and is subject to federal, state, local and foreign taxes on its income and property.

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The deferred tax assets and liabilities of the TRSs relate primarily to temporary differences in the book and tax income of TRSs and operating loss carryforwards for federal and state income tax purposes, as well as the tax effect of accumulated other comprehensive income of TRSs. A valuation allowance for deferred tax assets of the TRSs is provided if the Partnership believes it is more likely than not that all or some portion of the deferred tax assets will not be realized. Realization of deferred tax assets is dependent on the TRSs generating sufficient taxable income in future periods.

The Partnership periodically evaluates the tax positions of its TRSs to determine whether it is more likely than not that such positions would be sustained upon examination by a tax authority for all open tax years, as defined by the statute of limitations, based on their technical merits. As of December 31, 2014 and 2013, the Partnership has not established a liability for uncertain tax positions.

Deferred financing costs

Costs incurred in connection with the Partnership’s financing arrangements are recorded as deferred financing costs and included in other assets on the accompanying consolidated balance sheets. Deferred financing costs associated with the Partnership’s revolving credit facility and secured financing facility are amortized using the straight-line method over the expected terms of the respective facility. Deferred financing costs and discounts associated with mortgage loans are amortized using the effective interest method over the respective term of the financing.

Loans receivable

The Partnership originates and purchases loans receivable through CAF and its subsidiaries. Originated loans are recorded at amortized cost, or the outstanding unpaid principal balance (“UPB”) less net deferred loan fees. Net deferred loan fees include unamortized origination and other fees charged to the borrower less direct incremental loan origination costs incurred by the Partnership. Purchased loans are recorded at amortized cost, or the UPB less unamortized purchase discount or premium. Costs to purchase loans are expensed as incurred. Interest income is recognized based upon the contractual rate and the outstanding principal balance of the loans. Purchase discount, premium or net deferred loan fees are amortized over the expected life of the loans using the effective yield method. When a loan is prepaid, prepayment fees and any excess of proceeds over the carrying amount of the loan are recognized as a gain. Loans that the Partnership has the intent and ability to hold for the foreseeable future are classified as held for investment.

Past due loans

The Partnership places loans on nonaccrual status when any portion of principal or interest is more than 90 days past due, or earlier when concern exists as to the ultimate collection of principal or interest. When a loan is placed on nonaccrual status, the Partnership reverses the accrual for unpaid interest and does not recognize interest income until the cash is received and the loan returns to accrual status. Generally, a loan may be returned to accrual status when all delinquent principal and interest are brought current in accordance with the terms of the loan agreement and the borrower has met certain performance criteria.

Impairment and allowance for loan losses

The Partnership regularly analyzes the extent and effect of any credit migration from underwriting and the initial investment review associated with a loan’s performance and/or value of underlying collateral as well as the financial and operating capability of the borrower/sponsor. Where applicable, the Partnership also evaluates the financial wherewithal of any loan guarantors as well as the borrower’s competency in managing and operating the properties. Such analysis is performed at least quarterly, or more often as needed when impairment indicators are present. The Partnership does not utilize a statistical credit rating system to monitor and assess the credit risk and quality of acquired or originated loans. Given the diversity of the loan portfolio, management believes there is no consistent method of assigning a numerical rating to a particular loan that captures all of the various credit metrics and their relative importance. Therefore, the Partnership evaluates impairment and allowance for loan loss on an individual loan basis. The Partnership also monitors and evaluates period to period changes in portfolio credit risk, focusing on borrower payment history and delinquencies and, if warranted, loan to value. The Partnership does not have a policy to obtain routine valuations on the underlying loan collateral if there are no indicators of significant change in the value of that collateral.

A loan is considered to be impaired when it is probable that the Partnership will not be able to collect all amounts due according to the contractual terms of the loan agreement. A loan is considered to be impaired if it has been restructured in a troubled debt restructuring involving a modification of terms as a concession resulting from the debtor’s financial difficulties. The Partnership measures impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent. If the loan valuation is less than the recorded investment in the loan, a valuation allowance is established with a corresponding charge to allowance for loan loss. No loan impairment losses were recorded during the years ended December 31, 2014 and 2013 or for the period from July 30, 2012 (inception) through December 31, 2012.

Recent accounting updates

Troubled Debt Restructurings by Creditors—In January 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-04, Troubled Debt Restructurings by Creditors: Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans Upon Foreclosure. Under ASU 2014-04, a repossession or foreclosure has occurred, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. In addition, ASU 2014-04 requires additional disclosures of both (1) the amount of foreclosed residential real estate property held by the creditor and (2) the recorded investment in mortgage loans collateralized by residential real estate property that are in the process of foreclosure. ASU 2014-04 may be applied using either a prospective transition method or a modified retrospective transition method and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014, with early adoption permitted. The adoption of ASU 2014-04 is not expected to have a material impact on the Partnership’s consolidated financial statements.

Discontinued Operations—In April 2014, the FASB issued ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. Under ASU 2014-08, the disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the business component is classified as held-for-sale, or disposed of by sale or otherwise. In addition, ASU 2014-08 requires additional disclosures for reporting discontinued operations. ASU 2014-08 is effective for reporting periods beginning on or after December 15, 2014, with early adoption permissible, but only for disposals (or classifications as held-for-sale) that have not been reported in financial statements previously issued. The Partnership adopted this new guidance effective January 1, 2014. The Partnership does not classify individual homes sold or held for sale as discontinued operations since the homes are typically recently acquired portfolio assets which do not meet the Partnership’s investment criteria and the proceeds from the sales are used to fund investing activities. Accordingly, the adoption of ASU 2014-08 did not have a significant effect on the Partnership’s consolidated financial position, results of operations or cash flows.

Revenue Recognition—In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which amended the existing accounting standards for revenue recognition. ASU 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. It is effective for annual reporting periods beginning after December 15, 2016. Early adoption is not permitted. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect as of the date of initial application recognized in retained earnings. The Partnership is currently in the process of evaluating the impact of adoption of the ASU 2014-09 on its consolidated financial statements.

Consolidation—In February 2015, the FASB issued ASU No. 2015-02, Consolidation: Amendments to the Consolidation Analysis, which amended the existing accounting standards for consolidation under both the variable interest model and the voting model. Under ASU No. 2015-02, companies will need to re-evaluate whether an entity meets the criteria to be considered a VIE, whether companies still meet the definition of primary beneficiaries, and whether an entity needs to be consolidated under the voting model. ASU No. 2015-02 may be applied using a modified retrospective or full retrospective approach and is effective for reporting periods beginning after December 15, 2015. Early adoption is permitted in any interim reporting period. The Partnership is currently evaluating the potential impact of the pending adoption of this new guidance on its consolidated financial statements.

3. Single family real estate investments

The following table summarizes the Partnership’s single family residential properties owned and held for investment, excluding real estate held for sale:

	December 31, 2014			December 31, 2013
	Number of Housing Units	%	Gross Cost Basis (In thousands)	Number of Housing Units	%	Gross Cost Basis (In thousands)
	(unaudited)			(unaudited)
STATE
Arizona	1,207	7%	$172,098	1,124	8%	$150,621
California	2,995	17%	854,894	2,809	21%	772,224
Colorado	1,060	6%	195,007	654	5%	107,255
Delaware	110	1%	18,422	93	1%	14,588
Florida	4,661	27%	901,226	2,990	22%	514,919
Georgia	3,394	19%	468,069	3,353	25%	431,223
Nevada	1,677	10%	338,779	1,170	9%	218,274
North Carolina	549	3%	107,308	—	—%	—
Pennsylvania	4	—%	575	3	—%	408
Tennessee	27	—	8,148	—	—%	—
Texas	1,813	10%	245,331	1,215	9%	143,959

Total	17,497	100%	$3,309,857	13,411	100%	$2,353,471

The Partnership has established relationships with third-party buyers (“Authorized Buyers”) that assist with sourcing acquisitions. Authorized Buyers earn an acquisition fee ranging from 1% to 5% of the acquisition price of single-family homes. Authorized Buyers assist with acquisitions of large-scale portfolios, “mini bulk” transactions, and individual asset acquisitions. The acquisition fees associated with the purchase of properties with an existing lease at acquisition are expensed as incurred. The acquisition fees associated with the purchase of properties without an existing lease are capitalized as part of the cost basis of the acquired properties. The Partnership incurred approximately $1.0 million in acquisition fees for properties purchased with existing leases in each of the years ended December 31, 2014 and 2013, and the period from July 30, 2012 (inception), and approximately $14.2 million, $48.7 million, and $11.6 million, respectively, in acquisition fees for properties purchased without existing leases.

The Partnership has relationships with various third-party service providers (“Property Managers”) that assist with the active management of the Partnership’s single family real estate investments. Property Managers earn a fee of up to 8% of monthly cash collected from the single family homes.

As of December 31, 2014 and 2013, 227 properties (including 231 housing units) with a carrying value of $30.8 million and 463 properties (including 464 housing units) with a carrying value of $76.8 million, respectively, were classified as held for sale.

During the year ended December 31, 2014, the Partnership changed its plans to sell 205 properties (including 206 housing units) previously classified as held for sale as of December 31, 2013. As a result of the change in plan to sell, the Partnership reversed $0.4 million of estimated costs to sell those properties previously held for sale and recognized additional depreciation expense of $0.5 million.

4. Equity

The Partnership’s capital structure consists of Series A OP units, Series B OP units, Series X OP units, AGP units, AGP-2 units, Class A Special Units, until November 4, 2014, and Class B Special Units. CAH holds all of the Series A and Series B OP units, while all of the remaining classes of partnership units are held by SFR Holdings (a portion of Series X OP units, Class A, and Class B Special Units), referred as the Special Limited Partner, or pooled investment vehicles managed by Colony Capital (remaining Series X OP units and AGP units). Following the Management Internalization, SFR Holdings has been dissolved and the partnership interests it held in the Partnership have been transferred to the Limited Partners.

In July and August 2012, through a series of private placement transactions, the Partnership received approximately $512.8 million in capital commitments from institutional investors and certain affiliates of Colony Capital.

During November 2012 through May 31, 2013, the Partnership raised an additional $1.8 billion in capital commitments from institutional and other investors, including affiliates of Colony Capital. As a result of these transactions, the Partnership received aggregate commitments of approximately $2.3 billion. Investors in the private placements received shares of one or more of the Partnership’s existing outstanding classes of common stock or one or more of the existing series or classes of OP units in the Partnership in exchange for their capital commitments.

In connection with $802.6 million in capital commitments received during the year ended December 31, 2013, the Partnership incurred $32.7 million in offering costs payable to its placement agent. At December 31, 2014 and 2013, approximately $16.6 million and $21.4 million, respectively, of the offering costs were payable and included in other liabilities on the accompanying consolidated balance sheets.

On November 4, 2014, the Partnership acquired all of the membership interests in the Manager from Colony Capital and its other owners for 5,487,169 Series X OP Units of the Partnership. Additionally, in connection with the Management Internalization, the Class A Special Units were recapitalized into 10,974,337 Series X OP Units of the Partnership (see Note 10).

The following table summarizes the capitalization of the Partnership:

	December 31,
	2014	2013
Series A OP units	26,075,020	26,075,020
Series B OP units	123,068,520	123,068,520
Series X OP units	38,521,506	22,060,000
AGP units	15,000,000	15,000,000
AGP-2 units	40,000,000	40,000,000
Class A Special units	—	51,275,000
Class B Special units	26,075,000	26,075,000

From July 31, 2012 to November 3, 2014, at the end of each quarter, cash available for distribution from the Partnership was first distributed to the holders of Class A Special Units in an amount equal to the lesser of (A) 0.375% of the Partnership’s capital accounts, as defined in the Partnership agreement, and (B) the net income of the Partnership with respect to such quarter; provided that any excess of (A) over (B) was added to the amount distributed to the holders of Class A Special Units for subsequent quarters. After the priority distribution, if any, with respect to the Class A Special Units, any remaining cash available for distribution is allocated among each of the Series A, Series B, Series X, and AGP units and AGP-2 Units based on the percentage that the number of each series of OP units represents in comparison to the number of all outstanding partnership units. The amount allocated for distribution in respect of the AGP units, AGP-2 Units and Series X OP units is then divided between the holders of the AGP units, AGP-2 Units and Series X OP units based on their relative percentage interests in such series. The amount allocated for distribution in respect of the Series A OP units and the Series B OP units is then divided between the holders of such series of OP units and the holders of the Class B Special Units in accordance with the following formula: first to the holders of such series of OP units, until each such series receives a return of its capital contributions plus a 10% per annum cumulative preferred return; second 50% to the holders of such series of OP units and 50% to the holders of Class B Special Units until the holders of Class B Special Units have received cumulative distributions equal to 20% of the distributions (after capital has been returned) paid to the holders of such series of OP units and Class B Special Units under this formula; and third 80% to the holders of such series of OP units and 20% to the holders of Class B Special Units. The distributions payable in respect of the Class A common stock are tied to the distributions the Partnership receives as a holder of Series A OP units. The distributions payable in respect of the Class B common stock are tied to the distributions the Partnership receives as a holder of Series B OP units.

The Manager’s capital structure consisted of Class A, Class B, Class C, and Class D Units. The Class A, Class C, and Class D membership interests were profits interests in the Manager. Accordingly, only the Class B member was required to have additional capital contributions and advances when such requests were made by the management committee of the Manager. Colony AH Member, LLC (“Colony AH Member”), a Delaware limited liability company and a wholly owned subsidiary of Colony Capital, owned 100% of the Class B interest.

On July 30, 2012 (inception), the Manager had issued non-transferrable warrants to certain warrant holders to purchase Class D Units of the Manager at the exercise price of $0.01 per warrant in the event that the Partnership acquires the Manager through an internalization transaction. The warrants were exercised by the warrant holders immediately prior to the Management Internalization, and the issued Class D Units of the Manager were converted to Series X OP Units along with all other unit types of the Manager as part of the Management Internalization,

In connection with the Management Internalization, the Partnership made a distribution of $27.8 million to the holders of the Class A Special Units. In addition, on December 30, 2014, the Manager declared a $19.9 million distribution representing the liquidation of the assets of the Manager prior to the Management Internalization.

Noncontrolling interests

The portions of the equity, net income and other comprehensive income of consolidated subsidiaries that are not attributable to the parent are presented separately as amounts attributable to noncontrolling interests in the consolidated financial statements. For the years ended December 31, 2014 and 2013, the noncontrolling interests represent interests held by preferred shareholders of CAH Sub-REIT. For the period from July 30, 2012 (inception) through December 31, 2012, the noncontrolling interests represent the ownership interest held by the CAI Investors during the period that the Partnership held a majority ownership interest in CAI.

Accumulated other comprehensive income

The following tables present the changes in each component of accumulated other comprehensive income attributable to the partners:

(In thousands)	Unrealized Gain (Loss) on Fair Value of Cash Flow Hedge	Unrealized Gain on Available-for-Sale Securities	Total
Balance at December 31, 2012	$—	$—	$—
Other comprehensive income before reclassifications	—	—	—
Amounts reclassified from accumulated other comprehensive income	—	—	—

Net other comprehensive income	—	—	—

Balance at December 31, 2013	—	—	—
Other comprehensive (loss) income before reclassifications	(1,909)	1,382	(527)
Amounts reclassified from accumulated other comprehensive income	—	(1,067)	(1,067)

Net other comprehensive (loss) income	(1,909)	315	(1,594)

Balance at December 31, 2014	$(1,909)	$315	$(1,594)

5. Related-party transactions

Administrative and acquisition support services

From July 30, 2012 through November 3, 2014, Colony Capital provided certain services to the Partnership, including accounting, taxes, capital formation, auditing, and investor relations, for an annual support fee of $750,000 plus one tenth of a percent (0.10%) of the cost of the Partnership’s assets under management. Colony Capital also provided acquisition related services, including identification, due diligence, and acquisition of single-family residential properties on behalf of the Partnership. For the period from January 1, 2014 through November 3, 2014, the year ended December 31, 2013, and for the period from July 30, 2012 (inception) through December 31, 2012, the Partnership incurred $3.2 million, $2.6 million and $0.8 million, respectively, of administrative support services fees which are included in general and administrative expenses, and approximately $2.5 million, $4.1 million and $3.4 million, respectively, of acquisition support services costs which are also included in general and administrative expenses. Any unpaid fees and costs are included in related party payables in the accompanying consolidated balance sheets.

Transition services agreement

Upon the completion of the Management Internalization, the Partnership entered into a transition services agreement with Colony Capital to obtain the services of certain administrative personnel. Pursuant to this agreement, the Partnership is provided with dedicated personnel to staff general and administrative functions necessary for its operations. The agreement also allows certain Colony Capital senior management personnel to serve as officers of the Partnership. In accordance with the transition services agreement, the Partnership will reimburse Colony Capital for all compensation and benefits and costs associated with the employees dedicated to its operations. The transition services agreement will terminate upon the earlier of (i) the cessation of all services or (ii) May 4, 2016, provided that the Partnership shall have the one-time right to extend the provision of services under the agreement until November 4, 2016. For the year ended December 31, 2014, the Partnership incurred $0.7 million of transition services fees which are included in general and administrative expenses. Any unpaid fees and costs are included in related party payables in the accompanying consolidated balance sheets.

Management services

As the managing member of a joint venture with Fannie Mae (see Note 6), a wholly-owned subsidiary of the Partnership earns a management fee based upon the venture’s gross receipts. For the years ended December 31, 2014 and 2013, and the period from July 30, 2012 (inception) through December 31, 2012, the Partnership earned management fees of approximately $2.7 million, $1.9 million, and $0.2 million, respectively. Management fees earned from the Fannie Mae joint venture are included in other income.

Vineyard note payable and cost reimbursements

Pursuant to purchase agreement for CAH Vineyard, LLC (“Vineyard,” formerly Vineyard Development Group, LLC) (see Note 6), the Partnership paid $2.5 million in cash at closing and agreed to pay the sellers (“Sellers”) $0.5 million per year for five consecutive years beginning December 31, 2012 through a non-interest bearing note for its investment in Vineyard. The Partnership imputed interest using an approximate market rate, resulting in a discount of $0.2 million amortized over the term of the note. For the year ended December 31, 2013 and for the period from July 30, 2012 (inception) through December 31, 2012, the Partnership recognized $62,000 and $42,000, respectively, in interest expense related to the note. Pursuant to a distribution agreement dated as of October 16, 2013, the affiliate relationship between the Partnership and Vineyard ended subject to the Sellers assuming all of the Partnership’s obligations to pay any remaining amounts due under the note payable. As of December 31, 2012, the outstanding principal balance of the note payable was $2.0 million.

Until October 16, 2013, Vineyard provided construction and rehabilitation services on the Partnership’s portfolio of properties. The Partnership reimbursed approximately $39.8 million and $5.4 million for the year ended December 31, 2013 and the period from July 30, 2012 (inception) through December 31, 2012, respectively, to Vineyard for third party costs and overhead, which have been capitalized or expensed, as appropriate, in accordance with the capitalization policy of the Partnership.

6. Investments in unconsolidated joint ventures

Fannie Mae

On October 31, 2012, the Partnership acquired a 10% interest in a joint venture with Fannie Mae to operate, lease, and manage a portfolio of 970 properties (including 1,176 housing units) single-family residential assets primarily located in Arizona, California, and Nevada. The Partnership paid approximately $34 million to acquire its interest, and funded approximately $1 million in reserves to the joint venture.

A subsidiary of the Partnership is the managing member and responsible for the operation and management of the properties, subject to Fannie Mae’s approval on major decisions. The Partnership evaluated the entity and determined that Fannie Mae held certain participating rights that preclude the presumption of control by the Partnership. Accordingly, the Partnership accounts for the ownership interest using the equity method. As of December 31, 2014, the joint venture owned 900 properties (including 998 housing units).

LendingHome

On May 5, 2014, the Partnership entered into limited partnership agreement with LH Capital Partners, LLC (“LH Capital Partners”) to form LendingHome Fund I-C, L.P. (“LendingHome”) of which the Partnership is the sole limited partner and LH Capital Partners is the general partner. The Partnership had a capital commitment of $10.0 million to LendingHome, which was formed to originate loans collateralized by single-family residential properties. The Partnership determined that its investment in LendingHome did not create a VIE and LH Capital Partners as general partner should consolidate the entity. Accordingly, the Partnership accounts for the ownership interest using the equity method. As of December 31, 2014, the Partnership had contributed a net of $4.1 million of its commitment. During the year-ended December 31, 2014, the Partnership’s share of net earnings of LendingHome was $0.2 million.

Vineyard

On July 30, 2012, the Partnership acquired a 25.0% ownership interest (“Ownership Interest”) in Vineyard, which provided construction and rehabilitation services to the Partnership and other unaffiliated entities, for $5.0 million. The Partnership evaluated the entity and determined that its investment in Vineyard did not create a VIE. Accordingly, the Partnership accounted for the ownership interest using the equity method.

On October 16, 2013, the Partnership distributed the Ownership Interest to the Sellers, subject to the Sellers assuming all of the Partnership’s obligations to pay any remaining amounts due under the note payable pursuant to the executed agreement between the Partnership and the Sellers. In conjunction with the agreement, the Partnership wrote off its investment in Vineyard, net of the corresponding note payable, resulting in a loss of $3.5 million for the year ended December 31, 2013.

7. Loans receivable

In November 2013, CAF began offering loans targeted for residential buy-to-rent property investors seeking financing. The loans are either originated or acquired by CAF and are secured by first mortgages on single family rental properties.

CAF’s portfolio of loans held for investment is divided into two portfolio segments, single-family residential term loans (typically 5 or 10 year term) and bridge loans (typically 12 to 18 month terms), which are the same groupings used to determine the allowance for loan losses. The following table summarizes CAF’s loans held for investment:

	December 31, 2014					December 31, 2013
(Amounts in thousands)	Principal	Carrying Amount	Weighted Average Coupon	Weighted Average Maturity in Years	Number of Loans	Principal	Carrying Amount	Weighted Average Coupon	Weighted Average Maturity in Years	Number of Loans
Bridge loans	$78,471	$79,006	8.8%	0.9	119	$—	$—	—	—	—
Term loans	189,291	187,933	5.6%	6.5	32	3,574	3,539	6.5%	4.8	1

Total	$267,762	$266,939			151	$3,574	$3,539			1

As of December 31, 2014, all loans are performing and no allowance for loan losses has been recorded.

Activity in loans held for investment is summarized below:

	Year Ended December 31,
(In thousands)	2014	2013
Balances at January 1, 2014	$3,539	$—
Loan acquisitions and originations	290,117	3,545
Premium and net loan fee amortization	47	—
Principal repayments	(26,764)	(6)

Balances at December 31, 2014	$266,939	$3,539

During the year ended December 31, 2014, CAF invested $290.1 million, net of origination fees, in the acquisitions and originations of loans as follows:

•	$105.7 million, net of origination fees, for 153 revolving and non-revolving first mortgage bridge loans with both fixed and variable interest rates. The loans bear interest, on a weighted average basis, at 8.8% and have maturities of 1 to 2 years. As of December 31, 2014, there were 119 active loans collateralized by 863 single-family rental properties (unaudited) and unfunded commitments of $220.6 million.

•	$184.4 million, net of origination fees, for 31 first mortgage term loans. The majority of loans are 30-year amortizing with a fixed interest rate. The loans bear interest, on a weighted average basis, at 5.6% and have maturities of 5 to 10 years. As of December 31, 2014, there were 32 active loans collateralized by 3,033 single-family rental properties (unaudited) and unfunded commitments of $5.1 million.

Minimum scheduled principal payments required under the loan agreements as of December 31, 2014 are as follows:

Year Ending December 31,	(In thousands)
2015	$62,326
2016	16,145
2017	—
2018	3,537
2019	101,969
2020 and thereafter	83,785

Total	267,762

8. Other assets

The following table summarizes the Partnership’s other assets, net:

	December 31,
(In thousands)	2014	2013
Restricted cash	$45,339	$30,386
Deferred financing costs, net	43,204	14,936
Available-for-sale marketable securities, at fair value	4,457	—
Deposits	1,335	10,092
Deferred leasing costs, net	3,414	3,663
Receivables, net	10,794	3,192
Prepaid expenses	3,525	2,487
Other	9,489	3,210

Total other assets	$121,557	$67,966

The Partnership’s allowance for doubtful accounts for tenant receivables at December 31, 2014 and 2013 was approximately $3.3 million and $1.6 million, respectively, included within receivables, net in other assets. Activity in the allowance for doubtful accounts was as follows:

(In thousands)	Allowance for Doubtful Accounts
Balance at July 30, 2012 (inception)	$—
Additions—bad debt expense	(270)
Deductions—writes off, net of collections	—

Balance at December 31, 2012	$(270)

Additions—bad debt expense	(5,303)
Deductions—write offs, net of collections	4,010

Balance at December 31, 2013	$(1,563)

Additions—bad debt expense	(6,881)
Deductions—write offs, net of collections	5,139

Balance at December 31, 2014	$(3,305)

9. Debt

Secured credit facility

On August 28, 2013, the Partnership entered into a $500 million secured revolving credit facility (the “Credit Facility”) with JPMorgan. The Credit Facility was subsequently amended on November 22, 2013 to syndicate the facility to three additional lenders, and the total borrowing capacity was increased to $1.2 billion. Borrowings under the Credit Facility accrued interest at London Interbank Offered Rate (“LIBOR”) plus 3.5%, subject to a LIBOR floor of 0.5%, until May 29, 2014. Effective May 30, 2014, the interest rate was reduced to LIBOR plus 3.0%, subject to a LIBOR floor of 0.5%. The Credit Facility may be used for the acquisition, financing, and renovation of properties and other general purposes. As of December 31, 2014 and 2013, approximately $701 million and $500 million, respectively, were outstanding under the Credit Facility and $499 million and $700 million, respectively, were available for future borrowings. The weighted average interest rate for the years ended December 31, 2014 and 2013 was 3.7% and 3.8%, respectively.

All amounts outstanding under the Credit Facility are collateralized by the equity interests in certain of the Partnership’s property owning subsidiaries, or pledged subsidiaries. The pledged subsidiaries are required to pay a monthly fee in connection with the revolving credit facility based upon the unused portion of the facility, certain fees assessed in connection with establishing the facility and other fees specified in the revolving credit facility documents. The pledged subsidiaries are separate legal entities, but continue to be reported in the Partnership’s consolidated financial statements. As long as the Credit Facility is outstanding, the assets of the pledged subsidiaries are not available to satisfy the other debts and obligations of the pledged subsidiaries or the Partnership.

The Credit Facility does not contractually restrict the Partnership’s ability to pay dividends but certain covenants contained therein may limit the amount of cash available for distribution. There are various affirmative and negative covenants, including financial covenants that require the pledged subsidiaries to maintain minimum tangible net worth and liquidity levels, as defined in the agreement for the Credit Facility. At December 31, 2014 and 2013, the pledged subsidiaries were in compliance with all of these financial covenants.

The Credit Facility also provides for the restriction of cash whereby the Partnership must set aside funds for payment of insurance, property taxes and certain property operating and maintenance expenses associated with properties in the pledged subsidiaries portfolios. As of December 31, 2014 and 2013, the Partnership has approximately $30.5 million and $30.2 million, respectively, included in escrow deposits associated with the required reserves. The agreement also contains customary events of default, including payment defaults, covenant defaults, breaches of representations and warranties, bankruptcy and insolvency, judgments, change of control and cross-default with certain other indebtedness.

Mortgage loans

On April 10, 2014, the Partnership borrowed, through CAH 2014-1 Borrower, LLC, a single-purpose, bankruptcy-remote special purpose subsidiary (the “April 2014 Borrower”), $513.6 million under a mortgage loan (the “April 2014 mortgage loan”) arranged by JPMorgan. The April 2014 mortgage loan provides for monthly payments at a blended rate equal to one-month LIBOR plus 1.59%, subject to a 0.25% LIBOR floor. The April 2014 mortgage has a blended effective rate, including discount amortization, of one-month LIBOR plus 1.78%, subject to a 0.25% LIBOR floor. The loan matures in May 2019, assuming the exercise of two one-year extension options at the Partnership’s option, subject to the satisfaction of certain conditions, including that no event of default has occurred and is continuing and that the Partnership has obtained an extension of the interest rate cap. The April 2014 mortgage loan was issued at a discount of $4.7 million, which is amortized as additional interest expense over the expected term of the borrowing. The unamortized discount was $4.0 million at December 31, 2014. The April 2014 mortgage loan also provides for minimum principal payments on the schedule set forth in the table below. The April 2014 mortgage loan, which was secured by a pledge of all of the assets of the April 2014 Borrower, including first priority mortgages on approximately 3,400 single-family rental homes, is generally non-recourse to the Partnership beyond the homes mortgaged to secure the loan. The April 2014 mortgage loan was also guaranteed by the sole member of the April 2014 Borrower, also a single-purpose, bankruptcy-remote special purpose subsidiary. The guarantor’s only asset is the April 2014 Borrower. The April 2014 Borrower as well as its sole member are the Partnership’s subsidiaries and consolidated by the Partnership. The April 2014 mortgage loan requires an interest rate cap with a 2.08% strike on one-month LIBOR (see Note 12). The loan arranger for the April 2014 mortgage loan subsequently transferred the loan into a trust which issued and sold pass-through certificates approximating the principal amount of the loan. Concurrent with this borrowing, the Partnership paid down the Credit Facility by $237.9 million.

On June 30, 2014, the Partnership borrowed, through CAH 2014-2 Borrower, LLC, a single-purpose, bankruptcy-remote special purpose subsidiary (the “June 2014 Borrower”), $558.5 million under a mortgage loan (the “June 2014 mortgage loan”) arranged by JPMorgan. The June 2014 mortgage loan provides for monthly payments of interest only at a blended rate equal to LIBOR plus 1.64%. The loan matures in July 2019, assuming the exercise of three one-year extension options at the Partnership’s option, subject to the satisfaction of certain conditions, including that no event of default has occurred and is continuing and that the Partnership has obtained an extension of the interest rate cap. The June 2014 mortgage loan, which was secured by a pledge of all of the assets of the June 2014 Borrower, including first priority mortgages on approximately 3,700 single-family rental homes, is generally non-recourse to the Partnership beyond the homes mortgaged to secure the loan. The June 2014 mortgage loan was also guaranteed by the sole member of the June 2014 Borrower, also a single-purpose, bankruptcy-remote special purpose subsidiary. The guarantor’s only asset is the June 2014 Borrower. The June 2014 Borrower as well as its sole member are the Partnership’s subsidiaries and consolidated by the Partnership. The June 2014 mortgage loan requires an interest rate cap with a 2.96% strike on one-month LIBOR (see Note 12). The loan arranger for the June 2014 mortgage loan subsequently transferred the loan into a trust which issued and sold pass-through certificates approximating the principal amount of the mortgage loan. Concurrent with this borrowing, the Partnership paid down the Credit Facility by $345.5 million.

As of December 31, 2014, approximately $1,066.2 million of principal was outstanding under the mortgage loans and the weighted average interest rate for the year ended December 31, 2014 was 1.9%.

The following table summarizes the minimum principal payments due under the mortgage loans as of December 31, 2014:

(In thousands) Year Ending December 31,	April 2014 Mortgage Loan	June 2014 Mortgage Loan	Total
2015	$5,136	$—	$5,136
2016	5,136	—	5,136
2017	5,136	—	5,136
2018	5,136	—	5,136
2019	489,135	556,549	1,045,684

Total	$509,679	$556,549	$1,066,228

Unamortized discount			$(4,031)

Carrying value			$1,062,197

The rental revenues from the leases for the homes securing the mortgage loans are used first to pay the interest on the borrowings and to reserve funds for the various ongoing maintenance and repairs and taxes, after which, the Partnership is entitled to the excess rental income related to such collateralized homes. The homes included in the collateral underlying the mortgage loans cannot be cross collateralized or serve as collateral for other purposes. However, the homes securing the mortgage loans may be substituted if they fail to comply with certain property covenants and representations.

Neither mortgage loan restricts the Partnership’s ability to pay dividends but certain covenants contained therein may limit the amount of cash available for distribution. There are various affirmative and negative covenants, including financial covenants that require the pledged subsidiaries to maintain minimum tangible net worth and liquidity levels. At December 31, 2014, the pledged subsidiaries were in compliance with all of these financial covenants.

The mortgage loans also provide for the restriction of cash whereby the Partnership must set aside funds for payment of insurance, property taxes and certain property operating and maintenance expenses associated with properties securing the borrowings. As of December 31, 2014, the Partnership had approximately $14.9 million included in escrow deposits associated with the required reserves. The agreement also contains customary events of default, including payment defaults, covenant defaults, breaches of representations and warranties, bankruptcy and insolvency, judgments, change of control and cross-default with certain other indebtedness.

Secured financing facility

The Partnership entered into a Master Repurchase Agreement (the “Warehouse Facility”) on December 16, 2014 with Credit Suisse First Boston Mortgage Capital, LLC (the “Lender”) to finance originated and acquired term loans for its single-family real estate loans operations under CAF. The Warehouse Facility is a revolving line with a one year term and bears interest at LIBOR plus 3.00% per annum. If any amounts under the Warehouse Facility are outstanding longer than 270 days, the applicable margin increases to 3.50%. Upon the first draw of the Warehouse Facility, the Partnership paid the Lender a 0.75% commitment fee on the maximum commitment amount of $300.0 million totaling $2.3 million which is included in deferred financing costs on the accompanying consolidated balance sheets. In addition, the Partnership is required to pay an exit fee on early repayments equal to 0.25% of the repayment, as well as a quarterly non-utilization fee equal to 0.50% per annum multiplied by 50% of the maximum aggregate purchase price times the average daily aggregate outstanding borrowings. The non-utilization fee commences 90 days after the closing date of the Warehouse Facility.

The following table presents information regarding the Warehouse Facility as of December 31, 2014:

(Amounts in thousands)	Maturity Date	Outstanding Balance	Committed Amount	Effective Rate	Assets Pledged
Secured financing facility	12/15/2015	$55,465	$300,000	3.17%	$80,527

For the year ended December 31, 2014, the Partnership incurred interest expense of $0.1 million which remains payable and is included in accounts payable and accrued liabilities in the accompanying consolidated balance sheet. In conjunction with the execution of the Warehouse Facility, the Partnership incurred deferred financing costs totaling $4.4 million which are being amortized over the one year term of the Warehouse Facility. For the year ended December 31, 2014, the Partnership amortized $0.2 million of deferred financing costs which is included in interest expense on the accompanying consolidated statements of operations.

The Warehouse Facility is fully collateralized by a portion of the Partnership’s loan portfolio (see Note 7). The Partnership was in compliance with all covenants related to these financing arrangements at December 31, 2014.

10. Management Internalization

On November 4, 2014, the Partnership completed the Management Internalization by indirectly acquiring all of the membership interests in the Manager, a majority-owned indirect subsidiary of Colony Capital in exchange for 5,487,169 Series X OP Units in the Operating Partnership. Prior to its acquisition, the Manager provided all management and advisory functions for the Partnership, such as marketing, leasing and management of the Partnership’s single family rental homes, including collecting rents and interacting with tenants, as well as directing and overseeing the acquisition and renovations of single-family rental homes and all strategic and corporate initiatives for the Partnership.

Since the Partnership and the Manager were under common control of Colony Capital, the Management Internalization was accounted for as a reorganization of entities under common control. Accordingly, the Partnership retrospectively adjusted its historical financial statements for all periods presented to reflect the change in reporting entity, as if the Management Internalization had occurred on July 30, 2012, the date of inception for the Partnership.

In connection with the Management Internalization, the Class A Special Units received a cash distribution in an amount equal to the unpaid distributions that had accrued with respect to such Class A Special Units as of the date of the Management Internalization, reduced by payments otherwise due from the Manager to CAH Subsidiary REIT, Inc. The Class A Special Units were recapitalized into 10,974,337 Series X OP Units in connection with the Management Internalization. In addition, since the acquisition of the Manager was accounted for as a reorganization of entities under common control, the excess of the fair value of the consideration transferred over the book value of the net assets acquired was accounted for as a deemed distribution to the partners. The fair value of the Manager and Class A Special Units were estimated to be $208.3 million, equivalent to $12.65 per Series X OP unit, as of the date of the Management Internalization.

11. Fair value measurements

Considerable judgment may be necessary to interpret market data and develop estimated fair value. The use of different assumptions or methodologies could have a material effect on the estimated fair value amounts.

Recurring fair value measurements

The Partnership has certain assets and liabilities that are required to be recorded at fair value on a recurring basis. The fair values of interest rate derivative contracts are determined by discounting the expected cash flow of each derivative instrument based on forecast interest rates. This analysis reflects the contractual terms of the derivatives, observable market-based inputs, and credit valuation adjustments to appropriately reflect the non-performance risk for both the Partnership and the respective counterparty. Although credit valuation adjustments, such as the risk of default, rely on Level 3 inputs, the Partnership has determined that these inputs are not significant to the overall valuation of its derivatives. As a result, interest rate derivatives are classified in Level 2 of the fair value hierarchy. As of December 31, 2014 and 2013, the Partnership’s interest rate caps with a fair value of approximately $1.4 million and $0.2 million, respectively, are included in other assets. As of December 31, 2014, the Partnership’s interest rate swaps with a fair value of approximately $1.1 million are included in other liabilities. The Partnership had no interest rate swaps as of December 31, 2013.

The Partnership invested in available-for-sale marketable securities which are valued based on quoted prices available in active markets for identical investments and are within Level 1 of the fair value hierarchy. As of December 31, 2014, the Partnership’s available-for-sale marketable securities with a fair value of approximately $4.5 million are included in other assets. As of December 31, 2013 and 2012, the Partnership did not have any marketable securities.

Nonrecurring fair value measurements

The Partnership also measures certain other assets at fair value on a nonrecurring basis.

As of December 31, 2014 and 2013, real estate assets of approximately $9.5 million and $11.0 million, respectively, were carried at fair value on a nonrecurring basis, including real estate held for sale. The majority of the fair value measurements of these real estate assets were based on third party broker price opinions that incorporate prices in observed transactions involving comparable real estate investments in the valuation. The Partnership classified these fair value measurements as Level 3 of the fair value hierarchy as the valuations included Level 3 inputs that were significant to the estimate of fair value. The adjustments to fair value of these real estate assets resulted in impairment losses for the year ended December 31, 2013 of $7.0 million and $0.7 million, respectively. The Partnership did not record any impairment charges for real estate assets for the period from July 30, 2012 (inception) through December 31, 2012.

Financial instruments reported at cost

The Partnership discloses the fair value of financial instruments carried at historical cost for which fair value can be reasonably estimated.

Fair values of loans receivable are estimated using Level 3 inputs such as discounted cash flow projections, interest rates available for borrowers with similar credit metrics, market comparables, dealer quotes, and other quantitative and qualitative factors. As of December 31, 2014 and 2013, the fair value of the Partnership’s loans receivables approximated $271.4 million and $3.6 million, respectively.

The carrying values of the Partnership’s secured credit facility, mortgage loans, and secured financing facility approximate their fair values as they were recently obtained or have their terms recently amended, and their interest rates reflect market rates since they are indexed to LIBOR.

The carrying values of rent and other receivables, purchase and escrow deposits, accrued liabilities, related party receivables and payables approximate their fair values due to their short term nature.

12. Derivatives and hedging

The Partnership’s objective in using derivative instruments is to manage its exposure to interest rate movements impacting interest expense on its borrowings and the fair value of its loan portfolio.During the year-ended December 31, 2014 and 2013, the Partnership used interest rate caps to hedge the variable cash flows associated with its existing variable-rate mortgage loans and credit facility. The Partnership also used interest rate swaps to (i) mitigate changes in the fair value of its loan portfolio, which generally bears interest at fixed rates, and (ii) offset the impact of changes in interest rates for its borrowings under the secured financing facility for the year ended December 31, 2014. Interest rate swaps involve the receipt of variable-rate interest amounts from a counterparty in exchange for the Partnership making payments based on a fixed interest rate over the life of the swap contracts.

Designated hedges

In April 2014 and June 2014, the Partnership entered into interest rate caps to limit the exposure of increases in interest rates on the Partnership’s LIBOR-indexed mortgage loans. The cap for the April 2014 mortgage loan has a 2.08% strike on one-month LIBOR and expires in May 2017. The cap for the June 2014 mortgage loan has a 2.96% strike on one-month LIBOR and expires in July 2016. These interest rate caps were partially designated as cash flow hedges. Changes in fair value of the designated portion of the interest rate caps that qualify for hedge accounting are recognized in other comprehensive income at $1.9 million for the year ended December 31, 2014.

Non-designated hedges

Non-designated hedges are derivatives that do not meet the criteria for hedge accounting or for which the Partnership did not elect to designate as accounting hedges. The Partnership does not enter into derivative transactions for speculative or trading purposes, but may enter into derivatives to manage the economic risk of changes in interest rates. Changes in the fair value of derivatives not designated as accounting hedges are recorded in other loss, net in the accompanying consolidated statements of operations.

A portion of the notional amount of interest rate caps in connection with the Partnership’s mortgage loans are not designated as accounting hedges. In addition, the Partnership entered into interest rate caps in connection with each of its draws from the secured credit facility, which are not designated as accounting hedges. Each of the interest rate caps has a 3.00% strike rate on one-month LIBOR and all expire between September 2015 and November 2015. For the years ended December 31, 2014 and 2013, unrealized losses of $1.4 million and $0.5 million, respectively, are included in other loss, net in the accompanying consolidated statements of operations for the Partnership’s non-designated interest rate cap hedges.

The Partnership utilizes interest rate swaps as economic hedges for its loan portfolio and secured financing facility, which are not designated as accounting hedges. For the year ended December 31, 2014, unrealized losses of $1.4 million are included in other loss, net in the accompanying consolidated statements of operations for the Partnership’s non-designated interest rate swaps.

The fair values of derivative instruments included in other assets, net and other liabilities in the Partnership’s consolidated balance sheets are as follows:

	December 31, 2014			December 31, 2013
	Asset Derivatives		Liability Derivatives		Asset Derivatives
(In thousands)	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Derivatives designated as hedging instruments:
Interest rate caps—mortgage loans	$940,812	$1,238	$—	$—	$—	$—

Total derivatives designated as hedging instruments	940,812	1,238	—	—	—	—

Derivatives not designated as hedging instruments:
Interest rate caps—mortgage loans	128,292	169	—	—	—	—
Interest rate caps—secured credit facility	850,683	—	—	—	500,000	184
Interest rate caps—interest rate swaps	13,529	33	173,100	1,114	—	—

Total derivatives not designated as hedging instruments	992,504	202	173,100	1,114	500,000	184

Total	$1,933,316	$1,440	$173,100	$1,114	$500,000	$184

13. Income taxes

The Partnership’s taxable REIT subsidiaries (each a “TRS”) are subject to corporate level federal, state, foreign and local income taxes. The following is a summary of the Partnership’s income tax provision:

	Year Ended December 31,		Period from July 30, 2012 (inception) to December 31, 2012
(In thousands)	2014	2013
Current
Federal	$625	$625	$—
State	243	211	—

Total current tax expense	868	836
Deferred
Federal	(1,286)	(136)	—
State	(277)	(19)	—
Total deferred tax benefit	(1,563)	(155)	—
Total income tax (benefit) expense	$(695)	$681	$—

Deferred tax assets of $1.7 million and $0.2 million are included in other assets as of December 31, 2014 and 2013, respectively. Deferred tax assets and liabilities arise from temporary differences in income recognition for GAAP and tax purposes.

14. Commitments and contingencies

Homeowners’ association fees

Certain of the Partnership’s properties are located in communities that are subject to homeowners’ association fees. The fees are generally billed quarterly and subject to annual adjustments. The fees cover the costs of maintaining common areas and are generally paid for by the Partnership.

Legal

From time to time, the Partnership is subject to potential liability under various claims and legal actions arising in the ordinary course of business. Liabilities are established for legal claims when an unfavorable outcome is probable and the costs can be reasonably estimated. If an unfavorable outcome is probable and a reasonable estimate of the loss is a range, we accrue the best estimate within the range; however, if no amount within the range is a better estimate than any other amount, the minimum within the range is accrued. Legal fees related to legal claims are expensed as incurred. The actual costs of resolving legal claims may be substantially higher or lower than the amounts established for those claims. Based on information currently available, management is not aware of any legal claims that would have a material effect on the Partnership’s financial statements at December 31, 2014 or 2013.

Insurance

The Partnership is self-insured for property and casualty losses up to its deductibles and $3 million in total annual claims.

Loan commitments

At December 31, 2014, the Partnership had $225.7 million in unfunded loan commitments through its CAF operations.

Leases

As of December 31, 2014, the Partnership’s future minimum rental and lease payments under non-cancelable operating leases with initial terms of one year or more, for its primary and regional offices, are as follows:

Year Ending December 31,	(In thousands)
2015	$1,277
2016	1,322
2017	729
2018	312
2019	162
Total	$3,802

The leases provide for payment of certain operating expenses applicable to the leased premises, as well as escalation clauses.

15. Subsequent events

The Partnership has evaluated subsequent events through March 31, 2015, the date these financial statements were available to be issued.